SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

[redacted]

12010512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Young, Stovall and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 South Dixie Highway
(No. and Street)

Miami	Florida	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roark A. Young — (305) 666-2511
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 West Cypress Creek Road, Suite 450,	Fort Lauderdale,	Florida	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Young, Stovall and Company, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedule pertaining to the firm of Young, Stovall and Company as of December 31, 2011, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Young, Stovall and Company

Roark Young

Roark A. Young, President

Sworn to and subscribed before me this
28 day of February, 2012.

Stacy Stewart

(Signature of Notary Public)

STACY STEWART
MY COMMISSION # DD 794201
EXPIRES: June 2, 2012
Bonded Thru Notary Public Underwriters

Personally known: X

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Loss.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholders' Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
x	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Young, Stovall and Company
Miami, Florida:

We have audited the accompanying statement of financial condition of Young, Stovall and Company (the "Company") at December 31, 2011, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 24, 2012

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

YOUNG, STOVALL AND COMPANY

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 84,904
Receivable from clearing organization	721,799
Other assets and prepaid expenses	55,004
Total assets	$ 861,707
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	21,491
Accrued expenses and other liabilities	25,457
Total liabilities	46,948
Commitments and contingencies (Notes 7 and 8)	
Stockholders' equity:	
Common stock, $1.00 par value (authorized 1,000 shares; 625 issued and outstanding)	625
Additional paid-in capital	74,375
Retained earnings	739,759
Total stockholders' equity	814,759
Total	$ 861,707

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Loss

Year Ended December 31, 2011

Revenues:	
Commissions	$ 1,792,899
Participation in interest earned on customer accounts	30,722
Other	63,913
Total revenues	1,887,534
Expenses:	
Commissions	542,203
Compensation and employee benefits	594,607
Clearing fees and floor brokerage	70,408
Rent	154,000
Dues and subscriptions	83,138
Service contracts	117,394
Insurance	114,103
Depreciation and amortization	42,311
Other	226,321
Total expenses	1,944,485
Net loss	$ (56,951)

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2010	$ 625	74,375	796,710	871,710
Net loss	-	-	(56,951)	(56,951)
Balance at December 31, 2011	$ 625	74,375	739,759	814,759

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (56,951)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	42,311
Increase in receivable from clearing organization	(38,131)
Decrease in securities owned	56,023
Increase in other assets and prepaid expenses	(12,091)
Decrease in commissions payable	(24,533)
Increase in accrued expenses and other liabilities	7,032
Net cash used in operating activities	(26,340)
Net decrease in cash	(26,340)
Cash at beginning of year	111,244
Cash at end of year	$ 84,904

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

General. Young, Stovall and Company (the "Company") is a securities broker/dealer headquartered in Miami, Florida. On December 10, 2011, the stockholders of the Company signed an agreement with an independent third-party (the "Agreement") which included employment agreements for the Company's representatives, conveyed ownership of the Company's furniture and fixtures and assumed the Company's operating lease. The Agreement limits future activity and revenues of the Company for a period of one year, expiring on December 10, 2012. The employment agreements are for a period of three years expiring December 10, 2014.

The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements which conform to U.S. Generally Accepted Accounting Principles ("GAAP"):

Subsequent Events. Management has evaluated events occurring subsequent to the balance sheet date through February 24, 2012 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Security Transactions. The Company cleared its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. Income and expenses related to security transactions were recorded on a trade date basis. Securities owned were carried at market value.

Depreciation and Amortization. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements were amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders; therefore, no provision for income taxes is reflected in these financial statements.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2011, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2008.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

The Company leased its office facility under an operating lease agreement from a related party. Rent expense was $154,000 during the year ended December 31, 2011 and all was paid to related parties. Pursuant to the Agreement (See Note 1), the operating lease was assumed by a third-party during 2011.

(4) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds the securities purchased by the Company. At December 31, 2011, there was no balance outstanding on this account.

(5) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan to employees who have completed one year of service and have attained age twenty-one. The Company charged $5,000 to operations relating to plan contributions for the year ended December 31, 2011.

(continued)

(6) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2011, the Company's minimum net capital requirement was $250,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $759,755 and the ratio of aggregate indebtedness to net capital was .06% to 1.

(7) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

YOUNG, STOVALL AND COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

NET CAPITAL	
Total ownership equity qualified for net capital	$ 814,759
Deductions and/or changes-	
Other assets and prepaid expenses	55,004
Net capital	$ 759,755
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 3,130
Minimum net capital required of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 509,755
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition -	
Commissions payable, accrued expenses and other liabilities	46,948
Total A.I. Liabilities from Statement of Financial Condition	$ 46,948
Ratio aggregate indebtedness to net capital	.06% to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 24, 2012

Young, Stovall and Company
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Young, Stovall and Company (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as descried in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Young, Stovall and Company
9627 South Dixie Highway, Suite 101
Miami, Florida 33156

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Young, Stovall and Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to the image of the cancelled check noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the monthly income statement, the security position spreadsheet, and the quarterly FOCUS report noting no differences; and

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet provided supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 24, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024512 FINRA DEC
YOUNG STOVALL & COMPANY 17*17
9627 SOUTH DIXIE HIGHWAY STE 101
MIAMI, FLORIDA 33156-2804

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $1,354

B. Less payment made with SIPC-6 filed (exclude interest) (1,211)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $143

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $143

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Young, Stovall & Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February , 20 12 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $931,551

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 931,551

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 284,545

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 33,743

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 192

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 4,590

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 59,497

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $7,259

Enter the greater of line (i) or (ii) 7,259

Total deductions 389,826

2d. SIPC Net Operating Revenues $541,725

2e. General Assessment @ .0025 $1,354

(to page 1, line 2.A.)